May 19, 2025

John W. Lindsay
President and Chief Executive Officer
Helmerich & Payne, Inc.
222 North Detroit Avenue
Tulsa, Oklahoma 74120

       Re: Helmerich & Payne, Inc.
           Registration Statement on Form S-4
           Filed May 15, 2025
           File No. 333-287331
Dear John W. Lindsay:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Harrison Tucker, Esq.